NEWS FOR IMMEDIATE RELEASE







THE MANITOWOC COMPANY ANNOUNCES THIRD-QUARTER EXPECTATIONS



              PROVIDES UPDATE ON THREE OPERATING SEGMENTS





MANITOWOC, WI - September 19, 2000 - The Manitowoc Company, Inc. (NYSE:

MTW) today commented on its outlook for the third quarter ending

September 30, 2000.



The company expects that its net sales for the third quarter will be in the range of approximately $205 million to $215 million compared with the $213.9 million reported for the same period last year.  Diluted earnings per share for the quarter are expected to be in the range of

$.47 to $.52 compared with the year-ago quarter of $.74.



"An unusual combination of factors, affecting all three of our business segments, will contribute to this quarter's unanticipated and disappointing results," stated Terry D. Growcock, president and chief executive officer.  "While the third quarter has typically been one of our strongest, we were not able to overcome the impact of rising interest rates that were felt across-the-board in our business segments,

as well as other industry trends and one-time costs. We have, however,

already taken steps to address those issues within our immediate control.



 "Based on our assumptions of economic conditions and current trends in the marketplace, we anticipate that earnings for the full year will be in the range of $2.35 to $2.45, with revenues exceeding $840 million,"

said Growcock.



In foodservice, while interest rates were certainly a factor, we attribute the majority of the change to an unusually cool and wet summer throughout many major markets in the United States.  Manitowoc Ice reported record sales in the first six months of 2000, exceeding our forecast, and in June, reached an all-time monthly high for production and sales.  In July and August, the trend reversed and sales fell below our projections and last year's levels.  The effect of the July and

August downturn will result in anticipated full-year sales growth in the low-single digit range.



As reported at the end of last quarter, purchases of the company's 80-

and 100-ton capacity cranes have softened considerably, due primarily to rising interest rate pressures.  Other factors affecting the company's crane segment include a modest decline in rental-crane utilization rates and shorter decision windows by contractors, which has resulted in a narrowing of the breadth of Manitowoc's crane and boom-truck backlog.



Low water levels continue to plague the U.S. and Canadian fleets that operate on the Great Lakes.  As a result, vessels are sailing with lighter cargoes and making more trips in order to haul the same amount of tonnage as in recent years.  In addition to interest rates, higher fuel costs are also affecting the operating costs of both fleets.

Consequently, ship owners have postponed certain vessel repairs or upgrade projects from 2000 until 2001.


The Manitowoc Company will host a conference call today, September 19,

at 10:00 a.m., Eastern Standard Time.  The call will also be broadcast live via the Internet at Manitowoc's web site: http://www.manitowoc.com and also on The Investor Broadcast Network at http://www.vcall.com.



The Manitowoc Company, Inc. is a leading manufacturer of ice-cube machines, ice/beverage dispensers, and commercial refrigeration equipment for the foodservice industry.  It is also a leading producer of lattice-boom cranes, boom trucks, and related products for the construction industry, and specializes in ship repair, conversion, and new-construction services for the Great Lakes maritime industry.







A NOTE ON FORWARD-LOOKING STATEMENTS



The foregoing statements regarding targets for the quarter are forward-

looking information, and actual results may differ materially.  Any forward-looking statements contained in this document are based on current expectations that may differ significantly from actual results due to risks and uncertainties in our operations and the business environment. These statements include expectations of future product demand, market conditions, manufacturing efficiencies and general economic conditions.  Among the factors that could cause actual results to differ materially include, but are not limited to, those relating to the revenue growth of the company and/or its business segments,

achieving market leadership in the company's business segments, future market strength for the company's business segments, the pursuit of acquisitions, marketplace demand and customer acceptance of new products, future product introductions, and future manufacturing efficiencies.  Other factors are listed on page 24 of the company's 1999 annual report.  Any such forward-looking statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform

Act of 1995.







For further information:



Glen E. Tellock

Vice President & Chief Financial Officer

920-683-8122